12/23/2022
Accrual Basis

Bratton Construction, LLC
Profit Loss Statement
As of December 31, 2021

	Jan - Dec 21	External Funding
Ordinary Income/Expense		
Income		
External Funding (Grant)		28,800.00
42600 · Construction Income	540,550.12	
42700 · COVID 19 Relief Funds		33,800.00
42800 Interest Income		3,069.00
46250 · Consulting Income	787.63	(731.00)
Total Income	541,337.75	64,938.00
Cost of Goods Sold		
50200 · Bond Expense	100.00	
50400 · Construction Materials Costs	33,807.08	
50800 · Equipment Rental for Jobs	1,673.62	
51900 · Other Construction Costs	7,755.53	
53600 · Subcontractors Expense	182,444.12	
53800 · Tools and Small Equipment	46,202.65	
Total COGS	271,983.00	
Gross Profit	269,354.75	
Expense		
10000 · Employer Payroll Taxes		
10100 · OR Unemployment Tax	1,660.58	
10200 · WA Unemployment Taxes	172.34	
10300 · Federal Unemployment Tax	874.46	
10000 · Employer Payroll Taxes - Oth	114.00	
Total 10000 · Employer Payroll Taxes	2,821.38	
16500 · Gifts	853.00	
21000 · Labor & Industries	106.17	
23000 · Estimator	3,537.25	
26000 · Employee Reimbursement	3,399.22	
60(60000 · Advertising & Promotion - Other	261.00	
Total 60000 · Advertising & Promotion	261.00	
60100 · Auto and Truck Expenses		
60200 · Auto Insurance	4,224.11	
60100 · Auto and Truck Expenses - C	9,253.52	
Total 60100 · Auto and Truck Expenses	13,477.63	
60150 · Outside services	5,388.04	
60400 · Bank Service Charges	1,071.40	
61000 · Business Licenses and Permits	4,360.04	
61500 · Background Checks	512.00	
62000 · Continuing Education / Training	1,507.37	
62400 · Depreciation Expense	1,475.96	
63300 · Insurance Expense		

Bratton Construction, LLC
Profit Loss Statement
As of December 31, 2021

63310 · General Liability Insurance	5,542.38	
63360 · Worker's Compensation	2,291.40	
63300 · Insurance Expense - Other	3,177.49	
Total 63300 · Insurance Expense	11,011.27	
63400 · Interest Expense	730.81	
64300 · Meals and Entertainment	2,399.33	
64900 · Office Supplies	2,686.00	
65000 · Office Expenses		
61700 · Computer Supplies & Softwa	2,297.25	
62500 · Dues & Subscriptions	512.67	
66500 · Postage & Delivery	562.14	
66550 · Printing	500.74	
68000 · Storage Unit	3,388.91	
Total 65000 · Office Expenses	7,261.71	
66000 · Payroll Expenses		
66100 · Day Labor / Temporary Empl	5,977.00	
66000 · Payroll Expenses - Other	64,238.22	
Total 66000 · Payroll Expenses	70,215.22	
66200 · Owner's Draw	56.51	
66700 · Professional Fees		
66600 · Accounting & Bookkeeping F	3,413.84	
66705 · Attorney & Other Legal	300.00	
66700 · Professional Fees - Other	31,250.00	
Total 66700 · Professional Fees	34,963.84	
67100 · Rent Expense	6,289.00	
67200 · Repairs and Maintenance	2,857.00	
68100 · Telephone Expense	4,488.04	
68400 · Travel		
64806 · Transportation During Travel	3,008.16	
68401 · Airfare	563.00	
68403 · Meals While Traveling	248.50	
68405 · Lodging / Hotels	429.51	
68406 · Parking	4.00	
68400 · Travel - Other	799.45	
Total 68400 · Travel	5,052.62	
68600 · Utilities	323.57	
68604 · Internet Access	1,236.55	
69800 · Uncategorized Expenses	0.00	
80529 · Cash Withdrawals, no receipts	0.00	Other Income
Total Expense	188,341.93	64,938.00
Net Ordinary Income	81,012.82	145,950.82
Other Income/Expense		
Net Other Income	81,012.82	
Net Income including external funding	**145,950.82**	

Bratton Construction, LLC
Summary Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	36,584.70
Accounts Receivable	68,811.00
Other Current Assets	0.00
Total Current Assets	105,395.70
Fixed Assets	22,834.00
TOTAL ASSETS	**128,229.70**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	19,834.23
Credit Cards	364.65
Other Current Liabilit	812.66
Total Current Liabilities	21,011.54
Total Liabilities	21,011.54
Equity	107,218.16
TOTAL LIABILITIES & EQUITY	**128,229.70**

Bratton Construction, LLC
Cash Flow Statement
As of December 31, 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	145950.82
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11000 · Accounts Receivable	-68811.00
20000 · Accounts Payable-change per CPA	19889.40
24000 · Payroll Liabilities	-3746.49
Net cash provided by Operating Activities	93282.73
INVESTING ACTIVITIES	
15000 · Furniture and Equipment	3681.99
15010 · Transportation equipment	-22139.37
15020 · Computer equipment	-2784.78
17000 · Accumulated Depreciation	1476.49
Net cash provided by Investing Activities	-19765.67
FINANCING ACTIVITIES	
100000 · Owners Draw	-32948.00
PPP Forgiveness	-29146.49
40000 · Owners Equity	
Net cash provided by Financing Activities	-62094.49
Net cash increase for period	11422.57
Cash at beginning of period	25162.04
Cash at end of period	**36584.61**